FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November, 2008
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Telefónica, S.A.
TABLE OF CONTENTS

		Sequential
		Page
Item		Number

1.	Telefónica — Presentation on Quarterly results for the period January-September 2008	3

Quarterly Results January-September 2008 TELEFONICA, S.A. November 14th, 2008

Disclaimer This document contains statements that constitute forward looking statements about the Company including financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the customer base, estimates regarding future growth in the different business lines and the global business, market share, financial results and other aspects of the activity and situation relating to the Company. The forward-looking statements in this document can be identified, in some instances, by the use of words such as "expects", "anticipates", "intends", "believes", and similar language or the negative thereof or by forward-looking nature of discussions of strategy, plans or intentions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and other important factors that could cause actual developments or results to differ materially from those expressed in our forward looking statements. These risks and uncertainties include those discussed or identified in the documents filed by Telefonica with the relevant Securities Markets Regulators, and in particular, with the Spanish Market Regulator. Except as required by applicable law, Telefonica undertakes no obligation to release publicly the results of any revisions to these forward looking statements which may be made to reflect events and circumstances after the date of this presentation, including, without limitation, changes in Telefonica's business or acquisition strategy or to reflect the occurrence of unanticipated events. Neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities. The information contained in this document is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefonica. Finally, please note that this information contained in the document has not been verified or revised by the Auditors of Telefonica.

GROUP HIGHLIGHTS

# Benchmark results in the industry

- **Unmatched organic[1] growth rates, above peers,** leveraging a strategically diversified portfolio and strong competitive position in most markets:
  - Top line growth acceleration vs. H1 08 driven by robust performance in Latin America
- **Solid conversion rate of top line growth into cash-flow,** showing our ability to manage OpEx and CapEx, benefits from integration and scale economies:
  - Organic[1] OpCF growth exceeds revenue growth by 3.1 p.p.
  - Growing OpCF generation across regions
- **Strong financial position to face the current financial turmoil with flexibility:**
  - Balanced maturity profile & active hedge policy to manage FX fluctuations risk
- **Fully on track to fulfill 2008 guidance**
- **Prioritizing shareholders returns for the use of Free Cash Flow:**
  - Initial 2008 share buyback expanded by 50%. 9% of current market cap devoted to shareholder returns YTD[2]
  - Growing pace in DPS in the future reiterated
  - Selective M&A to foster growth in current markets

(1) Assuming constant exchange rates and including the consolidation of TVA in January-September 2007 and Telemig in April-September 2007. Excluding the consolidation of Airwave in January-March 2007 and Endemol in January-June 2007. In revenues, the impact in Telefónica España of the new model for the public use telephone service (-106.1 million euros) is included. In OIBDA and OI, the impact of sales of assets (Airwave, Endemol and Sogecable) in both periods is excluded.
(2) Based on Telefónica market capitalization, November 13th, 2008.

TELEFONICA S.A.
Investor Relations

Telefónica

3

Delivering a superior combination of growth and strong CF generation Constant exchange rate as of 9M 07. Assuming constant exchange rates and including the consolidation of TVA in January-September 2007 and Telemig in April-September 2007. Excluding the consolidation of Airwave in January-March 2007 and Endemol in January-June 2007. In revenues, the impact in Telefonica Espana of the new model for the public use telephone service (-106.1 million euros) is included. In OIBDA and OI, the impact of sales of assets (Airwave, Endemol and Sogecable) in both periods is excluded. GROUP FINANCIALS Jan-Sep 2008 Revenues 43,141 17,026 Operating Income (OI) 10,223 Change 9M 08/9M 07 Net income 5,596 +2.7% -9.2% € in millions Operating Income before D&A (OIBDA) OpCF (OIBDA-CapEx) 11,621 -6.7% -28.7% -12.1% OIBDA Margin 39.5% -4.0 p.p. Change ex-forex(1) 9M 08/9M 07 Change organic(2) 9M 08/9M 07 +5.2% -5.2% -7.9% -10.8% +7.0% +9.8% +1.0 p.p. +18.0% +10.1% Negative impacts from capital gains registered in 2007, changes in consolidation and FX -4.3 p.p.

Underlying EPS up by more than 26% GROUP FINANCIALS NET INCOME EPS 9M 08 € 5,596 m +23.5% Underlying(1) y-o-y growth Underlying(1) y-o-y growth 9M 08 € 1.2 +26.4% Excluding the impacts from asset disposals (Airwave, Endemol and Sogecable).

Sep-08 (millions) Balance portfolio of assets 153.1 47. 2 44.9 T. Espana T. Europe T. Latam 2.2 188.9 12.0 Mobile BB Pay TV 252.0 Total +3.3% +9.9% +21.1% +15.2% y-o-y growth +19.0% +24.5% +54.0% -0.6% 43.2 Fixed 9M 08 Revenue T. Europe: 25% (€10,691 m) Others & eliminations 1% T. Espana: 36% (€15,706 m) T. Latam: 38% (€16,311 m) T. Espana: 46% (€7,857 m) T. Europe: 18% (€3,072 m) Capitalising on our highly diversified operations T. Latam: 35% (€6,029 m) Others & eliminations 1% 9M 08 OIBDA Accesses GROUP FINANCIALS 41% with voice, BB and TV bundles (+7 p.p. vs Sep-07)

GROUP FINANCIALS

# Capturing the potential growth in each market

## Contribution to organic revenue and OIBDA growth


9M 08 Revenue(1)
+0.6 p.p.
+1.5 p.p.
+4.6 p.p.
+7.0%
T. España
T. Europe
T. Latam
TEF Group


9M 08 OIBDA(2)
+3.0 p.p.
+1.6 p.p.
+5.4 p.p.
+9.8%
T. España
T. Europe
T. Latam
TEF Group

## Organic growth by regions


9M 08 Revenue (1)
+7.0%
+2.3%
+5.9%
+12.9%
TEF Group
T. España
T. Europe
T. Latam


9M 08 OIBDA(2)
+9.8%
+6.4%
+8.7%
+15.6%
TEF Group
T. España
T. Europe
T. Latam

(1) Assuming constant exchange rates as of 9M 07 and including the consolidation of TVA in January-September 2007, Telemig in April-September 2007 and the impact in T. España revenues for new public voice telephone services business model (€ -106.1 m). It excludes the consolidation of Airwave in January-March 2007 and Endemol in January-June 2007.

(2) Assuming constant exchange rates as of 9M 07 and including the consolidation of TVA in January-September 2007 and Telemig in April-September 2007. It excludes the consolidation of Airwave in January-March 2007 and Endemol in January-June 2007 and the impact coming from assets disposals (Airwave, Endemol and Sogecable) in both periods.

TELEFONICA S.A.
Investor Relations
Telefonica
7

Outperforming our peers 9M 08 y-o-y organic revenue growth GROUP FINANCIALS TOTAL Telefonica(1) Peers(2) +7.0% +0.4% EUROPE EMERGING MARKETS Telefonica(1) Peers(3) +3.8% -1.6% +4.7% Peers(4) +11.9% Telefonica(1) Assuming constant exchange rates as of 9M 07 and including the consolidation of TVA in January-September 2007, Telemig in April-September 2007 and the impact in T. Espana revenues for new public voice telephone services business model (€ -106.1 m). It excludes the consolidation of Airwave in January-March 2007 and Endemol in January-June 2007. Europe includes T. Espana and T. O2 Europe, but in T. O2 Europe excludes T. O2 CR (included in Emerging Markets). France Telecom, Deutsche Telekom, KPN, Telecom Italia, Vodafone (H1 08), America Movil, Telmex, and Telmex International. France Telecom, KPN, Telecom Italia and Vodafone (H1 08). America Movil, Telmex, Vodafone (H1 08), France Telecom, Telecom Italia and Telmex International.

Solid conversion rate of top line growth into cash-flow 9M 08 OpCF (OIBDA- CapEx) Assuming constant exchange rates and including the consolidation of TVA in January-September 2007 and Telemig in April-September 2007. Excluding the consolidation of Airwave in January-March 2007 and Endemol in January-June 2007. In revenues, the impact in Telefonica Espana of the new model for the public use telephone service (€ -106.1 m) is included. In OIBDA, the impact of sales of assets (Airwave, Endemol and Sogecable) in both periods is excluded. GROUP FINANCIALS FCFS 9M 08: € 1.346 vs. € 1.249 in 9M 07 75% of Group CapEx devoted to growth 9M 08 Organic(1) growth (y-o- y) Organic(1) OIBDA margin (y- o-y) OIBDA +9.8% Revenues OpCF +10.1% +7.0% +3.1 p.p. +1.0 p.p. 9M 08 38.5% 9M 07 37.5% (€ in millions) +10.1% +9.6% 1,693 -1 11,621 3,626 6,302 T. Espana T. Latam Others & Eliminations Total T. Europe +16.0% +8.4% Organic(1) y-o-y growth rate 87% of Group OpCF from Investment Grade countries

Strengthening our organization to further reinforce cash- flow generation levers GROUP FINANCIALS GLOBAL INNOVATION UNIT Developing new growth dynamics to be in the forefront of the ICT sector development to continue recording differential revenue growth in the medium term GLOBAL TRANSFORMATI ON UNIT Fostering the operating model transformation to maximize efficiency Leverage our integrated business model to capture additional synergies derived from our market power, skills, scale and diversity Global New Services New Businesses R&D Global IT Global Technology Shared Services NEW OPERATING COMMITTEE Supporting the development and implementation of global initiatives to capture synergies

9M 08 performance in-line with year-end targets GROUP FINANCIALS Guidance criteria: 2007 adjusted figures exclude Airwave and Endemol, include 3 months of consolidation of TVA. 2007 T. Espana revenues are adjusted for new public voice telephone services business model. Group revenues are also adjusted accordingly. 2008 figures includes TVA, Deltax and Telemig (from April 2008). Telefonica's CapEx excludes Real Estate Efficiency Program. Guidance growths assume 2007 constant FX. In terms of guidance calculation OIBDA and OI exclude other exceptional revenues/expenses not foreseeable in 2007 and 2008. ? ? OIBDA Growth(1) +7.8% % Change 9M 08/9M 07 GUIDANCE 7.5%/11% OI Growth(1) +14.2% % Change 9M 08/9M 07 GUIDANCE 13%/19% CapEx(1) € 5,497 m 9M 08 GUIDANCE ~ € 8,600 m ? Revenue Growth(1) ? % Change 9M 08/9M 07 GUIDANCE 6%/8% +7.4%

GROUP FINANCIALS

# On track to meet 2008 regional and Group guidance


T. España
T. Latinoamérica
T. Europe
Revenue Growth(1)
+2.3%
GUIDANCE 2%/3.5%
+14.2%
GUIDANCE 11%/14%
+5.9%
GUIDANCE 4%/7%
Growth acceleration in Q4 08 due to Q4 07 workforce reorganisation provisions
OIBDA Growth(1)
+4.4%
GUIDANCE 6%/8%
+15.8%
GUIDANCE 12%/16%
+3.4%
GUIDANCE 2%/6%
% Change 9M 08/9M 07
% Change 9M 08/9M 07
% Change 9M 08/9M 07

TELEFONICA S.A.
Investor Relations

(1) Guidance criteria: 2007 adjusted figures exclude Airwave and Endemol, include 3 months of consolidation of TVA. 2007 T. España revenues are adjusted for new public voice telephone services business model. 2008 figures includes TVA, Deltax and Telemig (from April 2008). Telefónica's CapEx excludes Real Estate Efficiency Program. Guidance growths assume 2007 constant FX. In terms of guidance calculation OIBDA and OI exclude other exceptional revenues/expenses not foreseeable in 2007 and 2008.

12

Telefonica Espana: preserving strong margins and high CF generation TELEFONICA ESPANA Preserving OpCF, growing above 8% Top line expansion Sustaining solid margins across businesses: Leveraging cost efficiency measures to expand margins by 2.3 p.p. vs. 9M 07 Sequential improvement in wireless margins: 43.7% in Q1 08, 45.4% in Q2 08 and 46.9% in Q3 08 (ex-USO(1) effect) Bad debt remains under 1% of revenues in 9M 08 Ongoing cost cutting initiatives (IT contract renegotiation, commercial costs rationalization, rental agreement optimization,...) Capturing synergies from fixed & mobile integration T.Espana OpCF (OIBDA- CapEx; € in millions) *Including PUT effect Revenue growth (9M 08 y-o-y change) OIBDA growth (9M 08 y-o-y change) Excluding Real Estate program, Bad Debt Recovery, EU Fine and Personnel provisions OIBDA Margin T. ESPANA Wireline Wireless -2.6% -2.8% 48.9% +13.8% +6.4% +4.9% +1.5% 44.6% 50.0% 49.4% 47.9% 44.4% USO: Universal Service Obligation. 9M 07 9M 08 5,814 6,302 +8.4% T. ESPANA* Wireline* Wireless +2.3% +3.9% +0.2%

TELEFÓNICA ESPAÑA

# Revenue growth in a more difficult environment


Wireline Revenue growth (9M 08 y-o-y change)
*Including PUT effect
+8.6%
-2.6%
+9.9%
+3.0%
+2.5%
Trad. Access
Trad. Voice*
Internet & BB
Data
IT
Wireless Revenue growth (9M 08 y-o-y change)
+0.1%
+1.7%
-7.9%
-8.4%
+1.2%
Service Rev.
Customer Rev.
Intercon. Rev.
Roaming-in Rev.
Handset Rev.

- **3.9%(1) revenue growth at wireline in 9M 08 vs. +2.2%(1) in H1 08:**
  - € 182.8 m revenues in Q3 08 related to USO(2)
- **Flat wireless service revenues in 9M 08:**
  - Customer revenue up 1.7% driven by robust wireless data growth (+15.3%)
  - Lower interconnection and roaming-in revenues due to tariff reductions
- **Leveraging our differentiated profile:**
  - Exploiting benefits of being an **integrated and incumbent** player
  - Wireline / Wireless **business diversification**
  - Superior **quality customer base**

(1) Including PUT effect.
(2) USO: Universal Service Obligation.

TELEFONICA S.A.
Investor Relations
Telefónica
14

Wireline Business: Sustained commercial activity fostering 2P & 3P adoption TELEFONICA ESPANA Line losses driven mainly by naked shared ULL and increased competitors' activity: +1.6%E y-o-y fixed line market growth Strengthening our position in BB, leveraging our best in class offering: Best perceived BB provider by AI (Oct. 22nd, 2008)(1) Over 84% of retail BB accesses with 2P & 3P Sustained BB ARPU performance: -3.4% vs. 9M 07 to 43.8€ Consolidating our position in the PayTV market: 590k Pay TV customers (+25.7% y-o-y) HDTV to be launched in Q4 08 Bundling strategy to increase customer value: Total wireline ARPU: +3.6% y-o-y to 69€ in 9M 08 Fixed Telephony Lines (^000) Telefonica Retail BB accesses (^000) Pay TV clients (^000) y-o-y change 15,919 -392 15, 527 -2.2% FULL ULL NET ADDS +367 511 Dec-07 TELEFONI CA Sep-08 9M 08 +78 590 +25.7% MARKET NET ADDS (E) +308 9M 08 TEF's share: 25% 4,614 +503 5,117 MARKET NET ADDS (E) TEF's share: 61% +16.8% >57% m.s. >13% m.s. >78% m.s. +825 According to surveys ended Oct. 13th 2008 by Asociacion Internautas (www.internautas.org).

Wireless Business: Stabilization in ARPU trends TELEFONICA ESPANA Strong focus in the value segment: 23.4 m mobile customers in a 115% penetration market 197k contract net adds in Q3; 211k in total i-Phone sales above expectations Stable blended churn rate at 1.8% & contract churn at 1.1% (9M 08 and Q3 08) ARPU impacted by MTR cuts and lower voice usage MoU -2.6% in Q3 08 vs Q3 07 30.7€ ARPU in 9M 08 (-5.7% y-o-y), stabilization vs. previous quarters: -0.7 p.p. in Q3 vs. Q2 08 vs. -2.4 p.p. in Q2 vs. Q1 08 Incoming voice ARPU (-13.2% y-o-y in 9M 08) impacted by 16.0% MTR cuts over last 12 months Strong data ARPU performance to represent 17.0% of ARPU in Q3 08 (+2.4 p.p. vs. Q3 07) Solid results in mobile data: ~688k new 3G devices in Q3 08 to 5.6 m (1.9x vs. Sep-07) ~800k flat&daily rates (2x vs. Sep-07) Customer growth (Sep-08 y-o-y change) Outgoing ARPU Data revenue (9M 08 y-o-y change) TOTAL +4.5% Contract Prepay +9.0% -2.0% 61.7% of total customer base Total P2P Commun. Content Connectivity +15.3% +5.1% +9.2% +65.1% Q1 08 Q2 08 -4.6% Voice Data TOTAL -7.4% +11.0% +10.2% -2.1% -4.8% -8.7% +9.2% -5.9% Q3 08 Q3 08/07: +71.3% -2.8p.p -1.3p.p -0.8p.p -1.0p.p -2.7p.p -1.1p.p

TELEFÓNICA LATAM

# Telefónica Latinoamérica: Outstanding results in a growing region


Sep-08
Accesses
(in millions)
153.1
118.3
25.8
5.9
1.5
+21.1%
+26.7%
+66.0%
+24.9%
+1.4%
+17.7%(1)
-22.0%(1)
Total
Mobile
Fixed
BB
PayTV
y-o-y change
y-o-y change(1)


Revenue
growth
(9M 08 y-o-y
change)
+11.1%
+12.9%
3.1p.p
2.7p.p
2.4p.p
2.0p.p
2.7p.p
€ terms
Organic(2)
Brazil
Ven.
Arg.
Mex.
Others(3)


OIBDA
growth
(9M 08 y-o-y
change)
+13.5%
+15.6%
4.2p.p
3.6p.p
2.2p.p
1.7p.p
3.8 p.p
€ terms
Organic(2)
Ven.
Mex.
Brazil
Arg.
Others(3)

- **Differential profile in Latam:**
  - Strong customer growth
  - Acceleration in y-o-y organic revenue growth (+0.7 p.p. vs. H1 08) driven by solid mobile outgoing service revenues and increased contribution of Internet & Pay TV revenue
  - OIBDA Margin expansion (+0.8 p.p. vs. 9M 07) in a context of strong commercial activity and transformation of the wireline business
- **Sustained customer growth levels vs. Jun-08 in a higher penetration environment with strong growth potential:**
  - Robust mobile net adds in Q3 08(+15.6%(4) y-o-y)
  - Ongoing transformation of the wireline business with strong focus on the bundling strategy
- **Significant OIBDA growth driven by mobile expansion and better performance in wireline**
- **Growing OpCF: €3.6 bn in 9M 08 (+9.6% y-o-y ex-forex)**

(1) Includes Telemig in Sep 2007.
(2) Assuming constant exchange rates and including the consolidation of TVA in Jan-Sep 2007 and Telemig in Apr-Sep 2007.
(3) Includes Central America, Colombia, Peru, Ecuador, Chile, Uruguay and Others.
(4) Includes Telemig in July-Sep 2007.

TELEFONICA S.A.
Investor Relations
Telefónica
17

TELEFÓNICA LATAM

# Wireless business: Capturing the growth potential and fostering usage

**Sep-08 mobile customers** (in millions)


42.3
14.7
14.7
10.3
10.0
9.7
6.7
10.0
+35%
+21%
+13%
+32%
+15%
+40%
+28%
+11%
+20%
Brazil
Arg.
Mex.
Ven.
Perú
Col.
Chile
Other(1)
y-o-y change
Organic y-o-y change

**Customer Growth drivers** (9M 08 y-o-y change)


+21.7%
Flat
+20.4%
Gross adds(2)
Churn(2)
Net adds(2)(3)

**Outgoing MoU & ARPU** (9M 08 y-o-y change)


+18.6%
+1.2%
MoU(2)
ARPU Ex-forex(2)

- **Steady customer expansion in most markets:**
  - Mobile penetration up +13 p.p. y-o-y to 78% in Sep-08
  - 12.9 m gross adds in Q3 08 (+16.2%[4] vs. Q3 07)
    - + 41.2% in Brazil[4]; + 66.2% in Colombia
  - Slight churn reduction in Q3 08 vs. Q3 07 despite 38.9 m gross adds YTD
  - 4.8 m net adds in Q3 08 (+15.6%[4] y-o-y)
  - 76% of total customer base in GSM (+19 p.p. y-o-y)
- **ARPU performance driven by strong customer growth & lower MTRs:**
  - Commercial initiatives to foster usage: "Duplicame", "Triplicame", targeted enriched bonuses to lever higher top ups and loyalty
  - -3.5% Blended ARPU[2] decline ex-forex vs. 9M 07, impacted by lower MTRs and promotions
  - Robust mobile data revenue growth[2] (+39.3% vs. 9M 07 ex-forex)
- **Strong mobile OIBDA margin[5] expansion to 32.4% (+3.5 p.p. vs. 9M 07)**

(1) Includes Central America, Ecuador and Uruguay.
(2) Includes Telemig in April-Sep 2007.
(3) The Telemig customers incorporated to the Group in April (3.986.439 customers) are not considered as net adds.
(4) Includes Telemig in June-Sep 2007.
(5) Aggregated margin.

TELEFONICA S.A.
Investor Relations
Telefonica
18

TELEFÓNICA LATAM

# Wireline business: Strong advances in business transformation


Retail BB net adds
('000)
201
289
350
Q1 08
Q2 08
Q3 08


Sep-08 Retail BB accesses
('000)
2,458
1,046
700
670
355
+26.9%
+45.4%
+15.4%
+20.5%
x2.1
Brazil
Argentina
Chile
Peru(1)
Colombia


Bundle weights
37%
40%
51%
59%
28%
46%
+3 p.p.
+8 p.p.
+17 p.p.
Bundled lines
Bundled lines + Control
Bundled BB lines
Sep-07
Sep-08

Bundled lines+ Control: Local & Control bundles+2P&3P/Fixed Accesses
Bundled lines: Local bundles+2P&3P/Fixed Accesses
Bundled BB lines: 2P&3P/DSL Accesses

(1) Including cable modem.

- **Robust BB accesses growth (+24.9% y-o-y) to 5.9 m**
  - Further developing the bundle strategy (+5 p.p. vs. Jun-08 in 2P&3P/DSL accesses)
  - Higher BB speeds (Brazil & Chile) and expanded coverage in Colombia
  - Net adds acceleration: +21.2% in Q3 08 vs. Q2 08
    - +24.6% in Brazil, +32.1% in Peru and +9.8% in Colombia
  - 297k net adds YTD in PayTV to 1.5m customers (+66.0% vs. Sep-07)
- **Revenue y-o-y growth accelerates in Brazil, Argentina & Colombia** driven by improved traditional service evolution and robust Internet & TV revenue growth

| 9M 08 (Local currency) | Internet & Pay TV revenue/ Total revenue | y-o-y change |
|---|---|---|
| Colombia | 15.7% | +7.3 p.p. |
| Peru | 30.2% | +5.7 p.p. |
| Chile | 21.9% | +3.8 p.p. |
| Brazil | 12.5% | +3.1 p.p. |
| Argentina | 16.9% | +2.9 p.p. |
| **T. LATAM WIRELINE** | **18.3%** | **+3.1p.p.** |

- **Total fixed line accesses up 1.4% y-o-y**
- **Fixed line revenue per access acceleration:** +5.5% y-o-y in 9M 08 ex-forex (+3.5% in H1 08)

TELEFONICA S.A.
Investor Relations
Telefónica
19

Main operations review TELEFONICA LATAM 9M 08 y-o-y growth (in local currency) y-o-y growth Including Telemig in Sep 2007. Includes Telemig in April-Sep 2007. Margin over revenues include fixed to mobile interconnection. 9M 08 y-o-y growth (in local currency) Vivo T. Mexico y-o-y growth Telesp OIBDA Margin(3) Revenues (in local currency) TASA +13.8% 9M 08 34.7% H1 08 34.7% +11.3% 9M 08 H1 08 Q3 08 +18.9% +2.5 p.p. 34.9% +0.1 p.p. Q3 08 OIBDA Margin Revenues (in local currency) +7.4% 9M 08 40.6% H1 08 40.7% +4.7% 9M 08 H1 08 Q3 08 +12.8% +2.7p.p. Q3 08 40.2% 40.9% +21.0% OIBDA(2) +21.9% Outgoing Ss. Revenue(2) 14.9% Q3 08/07: +37.3% Customers(1) 62% in GSM OIBDA Mg(2) 28.0% Q3 08: 31.5% +32.5% OIBDA x2.7 Outgoing Ss. revenue +44.2% Customers 19.4% ms 23.5% OIBDA Mg € 126 m OpCF Ex-charges from technical problems in July 2008 y-o-y growth 9M 08 y-o-y growth (in local currency) 40.8%

TELEFÓNICA LATAM

# Sum-up: Very robust growth across the region leveraging our integrated and diversified profile

| | 9M 08 y-o-y growth (in local currency) | Total revenue | BB & TV revenue | Mobile service revenue | Mobile outgoing service revenue | Total OIBDA | Mobile OIBDA |
|---|---|---|---|---|---|---|---|
| Integrated | Brazil[1] | +11.0% | +42.9% | +13.5%[2] | +14.9%[2] | +7.4% | +21.9%[2] |
| | Argentina | +21.5% | +37.1% | +28.4% | +31.1% | +14.9% | +30.2% |
| | Chile | +14.4% | +29.0% | +22.5% | +22.8% | +8.3% | +23.9% |
| | Peru | +6.2% | +14.4% | +18.5% | +27.8% | +3.8% | +67.5% |
| | Colombia | (0.0%) | +89.5% | -4.2% | +14.1% | +11.8% | +38.8% |
| | C. America[3] | +6.1% | | +7.9% | +16.6% | -1.9% (+8.4%) | |
| Mobile | Venezuela | +23.3% | | +20.6% | +29.1% | +29.6% | |
| | Mexico | +29.5% | | +35.2% | +44.2% | x2.7 | |
| | Ecuador | +20.6% | | +20.5% | +25.1% | +33.5% | |
| | Uruguay | +40.4% | | +37.5% | +38.7% | +66.1% | |

Ex sale of Spectrum in 2007

(1) Includes 50% of Vivo.
(2) Includes Telemig in April-September 2007.
(3) Guatemala, El Salvador, Panama and Nicaragua. Year-on-year variation in constant currency

TELEFONICA S.A.
Investor Relations

Telefonica
21

TELEFÓNICA EUROPE

# Telefónica Europe: robust performance across markets


Revenue growth (9M 08 y-o-y change)
Ex-forex & Airwave
Ex-forex
+5.9%
-0.8%
+10.7%
-4.1%
+2.0%
-3.5%
+15.8%
+2.5%
OIBDA growth (9M 08 y-o-y change)
like for like(1)
Impacted by Airwave capital gain
+3.4%
-26.0%
+9.5%
-4.2%
+16.9%
-3.5%
-10.1%
-11.1%
+16.1%
-0.5%
OIBDA margin (9M 08)
y-o-y change like for like(1)
28.7%
(0.6 p.p.)
25.7%
(0.3 p.p.)
20.0%
31.9%
(2.7 p.p.)
45.9%
(1.3p.p.)
T. EUROPE
UK
GER
IRE
CR

- **Total customer base 44.9 m,** +9.9% y-o-y
- **2.2 mobile net adds in 9M 08, +8.3% y-o-y**
  - Mobile base +8.6% y-o-y, fostered by the strong growth in contract (+14.5% y-o-y)
- **Anticipating customer needs**
  - Best ever quarter for contract net adds in the UK leveraged lowest churn in the market
  - Fostering SIM-only contracts and comprehensive DSL-mobile BB across markets
  - Accelerated migrations to new value tariffs and best value flat rates gaining traction in Germany

- **Gaining revenue share in the UK while keeping margins**
- **OIBDA margins sequentially improved in Germany**
- **Encouraging take up of propositions launched in the Czech Republic, Slovakia and Ireland**

(1) Excluding foreign exchange impacts and the exit of Airwave in the first quarter of 2007. Capital gain from the sale of Airwave is also excluded, as well as gains related to the real estate sale in the Czech Republic, restructuring and similar charges and the result of the application of provisions made in respect of potential contingencies deriving from the past disposal of shareholdings, once these risks had dissipated or had not materialized.

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Investor Relations
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TELEFÓNICA EUROPE

# Telefonica O2 UK: Record contract growth while maintaining profitability


Churn (y-o-y change)
1.3% (-0.4 p.p)
1.4% (-0.4 p.p)
Mobile contract net adds ('000)
278
+74%
622
+97%
Q3 08
9M 08
y-o-y change
ARPU (y-o-y change in local currency)
flat
+2.4%
+8.9%
+10.2%
34% of total
ARPU
DATA ARPU
Q3 08
9M 08
Mobile service revenue (y-o-y change in l.currency)
+9.6%
26.5%
+10.8%
25.7%
Q3 08
9M 08
OIBDA margin (%)

- **Highest ever quarterly contract net adds (278 K)**
  - Market leading contract churn at 1.3%
  - Continued migrations from prepay segment
  - Contract: 38.9% of mobile base (+2.4 p.p. vs. Sep-07)
- **Differential value in the current environment**
  - Above market revenue growth and maintained profitability despite increased commercial activity
  - Market "polarising" – customers choosing SIM only tariffs at low end or iPhone at high end
  - Strong performance in SMEs driven by new sales structure: 91% voice + data connections in Q3 08
  - Contract ARPU performance (-1.5% y-o-y in 9M 08) due to customer optimization and SIM only tariffs
- **Broadband: keeping the right customer focus**
  - DSL net adds accelerated: 73k in Q3 08 vs. 63k in Q2 and 61k in Q1 to reach base of 267k customers
  - Mobile BB proposition re-freshed & best value combined DSL-MBB offer in the market

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Investor Relations
Telefonica
23

9M 08 mobile net adds (^000) Quarterly OIBDA Evolution (€ m) Telefonica O2 Germany: continued customer growth & profitability TELEFONICA EUROPE y-o-y change OIBDA Margin Partners: Hansenet, Tchibo, Fonic. Migration program to contract value customers Old tariffs New tariffs Sep-08 Sep-07 Total Contract 1.5m 645 +25.9% +31.8% Prepay 862 +36.6% Q1 08 19.9% 21.0% Q2 08 Q3 08 19.0% 163 178 192 85% Continued mobile customer growth (+14.9% y- o-y) leveraged on enhanced value mix and partnerships: 645k contract adds in 9M08 to reach 49.2% of base Good traction with mobile BB "Surfstick" Improved mix on O2 branded contract gross adds Partners(1) added 681k customers in 9M 08 Revenue growth 0.7% in Q3 (2.0% 9M 08): ARPU dilution in the market Accelerated migrations to better value tariffs Impacting promotions launched from Q2 08 Best value flat rate launched - SIM only, 6 months contract @ €15/month Sequential OIBDA growth throughout Jan-Sep period: Seeing benefits from restructuring in Q2 07 and higher usage of own infrastructure - plan on track Positive OIBDA contribution from wholesale ULL

25 GROUP FINANCIAL EXPENSES AND DEBT Continuing leverage improvement (1) Calculated based on 9M 08 OIBDA figure annualized excluding results on the sale of fixed assets Leverage target, including commitments, in the low range (2.05x OIBDA) € 528 m debt savings due to currencies depreciating vs. Euro, despite CZK appreciation 6.06% effective interest rate (in line with 6% target) Sep-08 debt distribution by currency CZK: 8% GBP: 11% LATAM: 14% USD:4 % EUR:63 % Sep-08 Net Financial Debt Maturity € in billions 5.9 2008 2009 2010 4.1 -2.8 9M 08 Net Financial Debt Evolution FCF Post- Minorities € in millions 42,856 45,284 +339 +3,636 +552 -6,276 Net Fin. Debt Dec-07 Commitments cancellation Share buy-back and TSA dividends Net Financial Investments FX, accruals and others -679 Net Fin. Debt Sep-08 1.91x OIBDA(1) 2.3x OIBDA(1)

Closing remarks Unmatched organic(1) growth rates, above peers Solid conversion rate of top line growth into cash-flow Strong financial position to face the current financial turmoil with flexibility Fully on track to fulfill 2008 guidance Prioritizing shareholders returns for the use of Free Cash Flow CONCLUSIONS (1) Assuming constant exchange rates and including the consolidation of TVA in January-September 2007 and Telemig in April-September 2007. Excluding the consolidation of Airwave in January-March 2007 and Endemol in January-June 2007. In revenues, the impact in Telefonica Espana of the new model for the public use telephone service (-106.1 million euros) is included. In OIBDA and OI, the impact of sales of assets (Airwave, Endemol and Sogecable) in both periods is excluded. Benchmark results in the telecoms industry

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: November 14th, 2008	By:	/s/ Santiago Fernández Valbuena
		Name:	Santiago Fernández Valbuena
		Title:	Chief Financial Officer